[LETTERHEAD OF DECHERT LLP]

March 24, 2010

Mr. James O’Connor

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C.  20549

Re:                             PowerShares Exchange-Traded Fund Trust II
(File Nos. 333-138490, 811-21977)

Dear Mr. O’Connor:

Thank you for your comments regarding the registration statement on Form N-1A (the “Registration Statement”) for PowerShares S&P SmallCap Consumer Discretionary Portfolio,  PowerShares S&P SmallCap Consumer Staples Portfolio, PowerShares S&P SmallCap Energy Portfolio, PowerShares S&P SmallCap Financials Portfolio, PowerShares S&P SmallCap Healthcare Portfolio, PowerShares S&P SmallCap Industrials Portfolio, PowerShares S&P SmallCap Information Technology Portfolio, PowerShares S&P SmallCap Materials Portfolio and PowerShares S&P SmallCap Utilities Portfolio (the “Funds”), each a series of PowerShares Exchange-Traded Fund Trust II (the “Trust”), filed with the Securities and Exchange Commission (the “Commission”) on January 14, 2010.  Below, we describe the changes that will be made to the Registration Statement in response to the Staff’s comments and provide the information that you requested.  The Trust has considered your comments and has authorized us to make responses and changes discussed below to the Trust’s Registration Statement on its behalf.  These changes will be reflected in Post-Effective Amendment No. 136 to the Trust’s Registration Statement, which will be filed on EDGAR on or about March 24, 2010.  Terms used but not defined herein have the meaning ascribed to them in the Prospectus.

Comment 1.  Please identify each Fund’s exchange ticker symbol and the principal U.S. market on which the Fund shares are traded.

Response 1:  The disclosure will be revised accordingly.

Comment 2.  In each Fund’s “Summary Information” section, please remove the footnote to the Annual Fund Operating Expenses table regarding the payment of Fund expenses by the Adviser under the Investment Advisory Agreement.

Response 2:          The disclosure will be removed.

Comment 3.  Please revise the disclosure under “Fund Fees and Expenses” to state that investors may pay brokerage commissions on their purchases and sales of Fund shares, which are not reflected in the table or the example.

Response 3:          The disclosure will be revised accordingly.

Comment 4.  In each Fund’s “Summary Information—Principal Investment Strategies” section, please remove the statement that the Fund’s 80% investment policy is non-fundamental and requires 60 days’ prior written notice to shareholders before it can be changed, as this is not permitted by Form N-1A.

Response 4:          The disclosure will be removed accordingly.

Comment 5.  Please remove references to the Underlying Index being a “diversified” index, as the Funds are non-diversified for purposes of the Investment Company Act of 1940.

Response 5:          The disclosure will be removed accordingly.

Comment 6.  In each Fund’s “Summary Information—Principal Risks of Investing in the Fund” section, please remove the references to risks of investing in medium-capitalization companies.

Response 6:          The disclosure will be revised accordingly.

Comment 7.          Please disclose the number of component stocks in each Underlying Index.

Response 7:          The requested disclosure will be added.

Comment 8.          Please clarify which industries are represented by the S&P SmallCap 600 Capped Consumer Discretionary Index.

Response 8:          The disclosure will be revised accordingly.

Comment 9.          In each Fund’s “Summary Information—Management of the Fund” section, please delete the sentence stating that the Adviser uses a team of portfolio managers, investment strategists and other investment specialists, as this is not permitted by Form N-1A.

Response 9:          The disclosure will be removed accordingly.

Comment 10.        Please disclose the market capitalization range of the issuers comprising each Underlying Index.

Response 10:        The requested disclosure will be added.

Comment 11.        In the “Additional Information About the Funds’ Strategies and Risks” section, please revise references to “component securities” of an Underlying Index to read “common stocks.”

Response 11:        The disclosure will be revised accordingly.

Comment 12.        In each Fund’s “Summary Information—Principal Risks of Investing in the Fund” section, please consider including disclosure regarding the risk that Fund shares may trade at prices lower than net asset value.

Response 12:        We respectfully acknowledge your comment; however, we believe that   the current disclosure is appropriate.

Comment 13.        Please provide more disclosure regarding the Funds’ securities lending practices, indicating the beneficiaries of income from the investment of collateral and the Board’s role in overseeing the allocation of income from securities lending collateral.

Response 13:        All disclosure pertaining to securities lending will be removed because   the Funds do not currently intend to engage in securities lending.

*              *              *

In addition, we are authorized by our client to acknowledge the following on the Trust’s behalf:

•                  the action of the Commission or the Staff in declaring the Registration Statement effective does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff in declaring the Registration Statement effective does not relieve the Trust from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

•                  the Trust may not assert the action of the Commission or the Staff in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 or Allison M. Fumai at (212) 698-3526.  Thank you.

Kind regards,

/s/ Stuart M. Strauss

Stuart M. Strauss